                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder


                     CONTINENTAL MORTGAGE AND EQUITY TRUST
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 (Exact name of issuer as specified in charter)

         10670 North Central Expressway, Suite 300, Dallas, Texas 75231
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                    (Address of principal executive offices)


Issuer's telephone number, including area code         (214) 692-4700
                                              . . . . . . . . . . . . . . . . .


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING
   Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding

1.       Title of security:       Shares of Beneficial Interest, no par value
2.       Number of shares outstanding before the change:               2,918,100
3.       Number of shares outstanding after the change:                4,377,150
4.       Effective date of Change:    February 15, 1996
5.       Method of change:

         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): 3-for-2 Forward Share Split

         Give brief description of transaction: This is a forward split on a 3-for-2 basis of the shares of beneficial interest, no par value per share, without any adjustment to par value, in the form of a 50% distribution for each share of beneficial interest held, with the intention that each shareholder retain the shares presently held and receive an additional share of beneficial interest for each two shares of beneficial interest held; fractional shares will be settled in cash.

                                               II. CHANGE IN NAME OF ISSUER
1.       Name prior to change   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2.       Name after change  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3.       Effective date of charter amendment changing name  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.       Date of shareholder approval of change, if required  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Date    February 6, 1996       CONTINENTAL MORTGAGE AND EQUITY
                               TRUST


                               By  /s/ THOMAS A. HOLLAND
                                  . . . . . . . . . . . . . . . . . . . . . . .

                                     Thomas A. Holland, Executive Vice President